_______________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_______________________________________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

_______________________________________

(Mark One)

[X]

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

            For the fiscal year ended December 31, 2008

OR

[  ]

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

            For the transition period from ___________________ to ___________________

Commission file number  000-04604

Cincinnati Financial Corporation

Tax-Qualified Savings Plan

(Full title of the plan and the address of the plan,

if different from that of the issuer named below)

_______________________________________

Cincinnati Financial Corporation

6200 South Gilmore Road

Fairfield, OH  45014

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

_______________________________________

REQUIRED INFORMATION

Items 1-3.

The information required by Items 1-3 is not required.  See Item 4 below.

Item 4.

The Cincinnati Financial Corporation Tax-Qualified Savings Plan is subject to the requirements of ERISA. In lieu of the requirements of Items 1-3 above, the Plan Financial Statements and Schedule prepared in accordance with the Financial Reporting requirements of ERISA are attached hereto and incorporated herein by reference.

Financial Statements and Exhibits

23.1

Consent of Independent Registered Public Accounting Firm

Financial statements for the years ended December 31, 2008 and 2007, and supplemental schedule as of December 31, 2008.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Cincinnati Financial Corporation Tax-Qualified Savings Plan (Name of Plan)

DATE: June 25, 2009	/s/ Gregory J. Ziegler Gregory J. Ziegler Vice President and Director of Personnel and Community Relations and Employee Benefits Committee Member

Cincinnati Financial Corporation Tax-Qualified Savings Plan

Financial Statements as of and for the
Years Ended December 31, 2008 and 2007, Supplemental Schedule as of December 31, 2008, and Report of Independent Registered Public Accounting Firm

CINCINNATI FINANCIAL CORPORATION
TAX-QUALIFIED SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007

2

Statements of Changes in Net Assets Available for Benefits for the

Years Ended December 31, 2008 and 2007

3

Notes to Financial Statements as of and for the Years Ended December 31, 2008 and 2007

4–8

SUPPLEMENTAL SCHEDULE —

9

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)

as of December 31, 2008

10

NOTE:

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the Board of Directors of Cincinnati Financial Corporation, and to the Participants of the Cincinnati Financial Corporation Tax-Qualified Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Cincinnati Financial Corporation Tax-Qualified Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of  assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan's management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Cincinnati, Ohio

June 25, 2009

CINCINNATI FINANCIAL CORPORATION
TAX-QUALIFIED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2008 AND 2007

	2008	2007

ASSETS:
Participant-directed investments (at fair value)	$ 81,523,308	$ 72,412,584
Accrued interest and dividends receivable	117,433	75,917

NET ASSETS REFLECTING INVESTMENTS AT FAIR VALUE	$ 81,640,741	$ 72,488,501

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	310,395	___________

NET ASSETS AVAILABLE FOR BENEFITS	$ 81,951,136	$ 72,488,501

See notes to financial statements.

CINCINNATI FINANCIAL CORPORATION
TAX-QUALIFIED SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007

ADDITIONS:

Participant contributions (including rollovers of $21,322,201
and $785,936 in 2008 and 2007, respectively)	$ 32,787,080	$ 9,117,077
Employer contributions	2,297,997	__________

Total contributions	35,085,077	9,117,077

Investment income:
Net depreciation in fair value of investments	(27,344,117)	(3,042,052)
Interest and dividend income	3,938,907	5,801,575

Total investment (loss) income	(23,405,210)	2,759,523

DEDUCTIONS — Benefits paid to participants	2,217,232	2,215,142

INCREASE IN NET ASSETS	9,462,635	9,661,458

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	72,488,501	62,827,043

End of year	$ 81,951,136	$ 72,488,501

See notes to financial statements.

CINCINNATI FINANCIAL CORPORATION
TAX-QUALIFIED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008 AND 2007

1.

DESCRIPTION OF THE PLAN

The following description of the Cincinnati Financial Corporation Tax-Qualified Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

General — The Plan is a defined contribution plan covering substantially all employees of Cincinnati Financial Corporation (the “Company”) who have attained age 21. Fifth Third Bank (the “Trustee”) serves as the trustee of the Plan. Effective December 3, 2004, Fifth Third Bank outsourced the Plan’s recordkeeping function to FASCore. The Plan commenced January 1, 1996, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions — Each year, participants may contribute up to 25 percent of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (IRC) limitations. Effective September 1, 2008, a company match was introduced to the Plan.  The match is 100 percent of the first 6 percent of eligible compensation.  Participants who also accrue benefits under the Cincinnati Financial Corporation Retirement Plan are not eligible for the company match. The Company match is invested according to the participants’ investment direction. Contributions from participants and the Company are recorded in the month the Company makes payroll deductions from Plan participants.  Also effective September 1, 2008, eligible participants are automatically enrolled in the Plan at a three percent contribution rate to encourage associate savings. Each participant has the opportunity to elect to withdraw prior to automatic enrollment.

Participants may also contribute amounts representing distributions from the other qualified defined benefit or defined contribution plans (“Rollover”).  During 2008, the Company froze entry into the Company sponsored defined benefit plan for new associates. Participants under 40 years of age who were participating in the defined benefit plan received a payout of their accrued balances during 2008. Participants over 40 years of age had the option of receiving a payout of their accrued balances or remaining in the defined benefit plan. Participants who left the defined benefit plan had the option of receiving their retirement benefit as a cash payout or rolling the amount over to the Plan or other tax-qualified retirement account. The rollover from the defined benefit plan to the Plan was $20,069,418 during 2008.  Rollovers from other qualified plans were $1,252,783 during 2008.

Participant Accounts — Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contribution and allocations of Plan earnings; and charged with withdrawals and allocations of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan.

Vesting — Participants are vested immediately in their contributions plus actual earnings thereon and vested in the Company contribution plus actual earnings thereon after three years of eligible service. Eligible participants who are employed by the Company will become fully vested in the Company and profit sharing contribution upon reaching their retirement age.

Participant Loans — Participants may borrow from their fund accounts up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participant’s account balance and bear interest rates equal to the prime rate plus one percent. At December 31, 2008, interest rates on participant loans range from 5.00% to 9.25%, with maturity dates through May 2038. Principal and interest is paid ratably through payroll deductions over a period of up to five years, except for loans used to purchase a primary residence which are repaid via payroll deduction within a reasonable period as defined by the Plan. Principal and interest paid is credited to applicable funds in the borrower’s account. Upon participant termination or retirement, the outstanding loan balance is treated as a distribution to the participant.

Payment of Benefits — The Plan provides for benefits to be paid upon retirement, disability, death or separation other than retirement as defined by the Plan document. Plan benefits may be made in a lump sum of cash or shares of Company common stock.

Forfeited Accounts — Forfeitures of terminated participants’ nonvested accounts may be used as determined by the Employee Benefits Committee of the Company to restore forfeitures, pay plan expenses and/or reduce the Company’s matching and profit sharing contributions.  Forfeitures were insignificant during the year ended December 31, 2008.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value, except as described below. The Plan’s mutual funds are valued based on observable quoted market prices. The Plan’s other investments are valued based upon the fair value of the funds’ underlying investments. Participant loans are valued at the outstanding loan balances.

Common collective trust funds with underlying investments in investment contracts are valued at the fair value of the underlying investments and then adjusted by the issuer to contract value. The Fifth Third Stable Value Fund (the Fund) is a stable value fund that is a common collective trust fund.  The Fund invests primarily in a variety of investment contracts such as guaranteed investment contracts (GICs) issued by insurance companies and other financial institutions and other investment products (synthetic GICs) with similar characteristics. The Statements of Net Assets Available for Benefits present the fair value of the Plan’s investment in the Fund as well as the adjustment of that investment from fair value to contract value. The adjustment from fair value to contract value for the Plan’s investment in the Fund was $310,395 and $(649) at December 31, 2008 and 2007, respectively. The Statement of Net Assets

Available for Benefits reports the Fund at contract value at December 31, 2007 due to the insignificant difference between fair value and contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract basis.

Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses — Trustee fees and other expenses of the Plan are paid by the Company.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid at December 31, 2008 and 2007.

3.

INVESTMENTS

The Plan’s investments that represented 5 percent or more of the Plan’s net asset available for benefits as of December 31, 2008 and 2007, were as follows:

		2008	2007
	Dodge & Cox Stock Fund	$ 8,650,550	$ 11,931,378
	T. Rowe Price Growth Stock Fund	7,784,965	10,002,407
*	Cincinnati Financial Corporation Stock	8,790,388	8,424,804
*	Fifth Third Mid Cap Growth Fund	**	6,552,418
*	Fifth Third LifeModel Moderate INSTL	6,747,577	3,666,627
*	Fifth Third Stable Value Fund (C)	6,978,864	**
	Touchstone Mid Cap Growth Fund -A	6,315,361	**
	Royce Premier Fund	4,186,661	**
	Artisan International Fund	**	4,132,400

*	Party-in-interest.

**The fund was not part of the Plan or was less than 5 percent of the Plan’s net assets available for benefits for the year indicated.

During 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

	2008	2007

Mutual funds	$ (25,358,465)	$ (1,848,978)
Common stock	(1,985,652)	(1,193,074)

Net depreciation of investments	$ (27,344,117)	$ (3,042,052)

4.

FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Plan adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements.” In accordance with SFAS No. 157, the Plan categorized its financial instruments, based on the priority of the observable and market-based data for valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices with readily available independent data in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable market inputs (Level 3).

When various inputs for measurement fall within different levels of the fair value hierarchy, the lowest observable input that has a significant impact on fair value measurement is used.

Financial instruments are categorized based upon the following characteristics or inputs to the valuation techniques:

•

Level 1 – Financial assets and liabilities for which inputs are observable and are obtained from reliable quoted prices for identical assets or liabilities in actively traded markets. This is the most reliable fair value measurement and includes, for example, active exchange-traded equity securities.

•

Level 2 – Financial assets and liabilities for which values are based on quoted prices in markets that are not active or for which values are based on similar assets and liabilities that are actively traded. This also includes pricing models which the inputs are corroborated by market data.

•

Level 3 – Financial assets and liabilities for which values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

The following tables illustrate the fair value hierarchy for those assets measured at fair value on a recurring basis for period ended December 31, 2008. The Plan does not have any liabilities carried at fair value.

	Asset fair value measurements at December 31, 2008 using:
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Registered investment companies	$64,289,133			$64,289,133
CINF common stock and money market funds	8,790,388			8,790,388
Common collective trusts		$6,978,864		6,978,864
Participant loans receivable			$1,464,923	1,464,923
Total	$73,079,521	$6,978,864	$1,464,923	$81,523,308

Below is a reconciliation of Level 3 assets measured at fair value from January 1, 2008 to December 31, 2008. The fair value of participant loans, the only Level 3 assets, are measured based on the expected cash flows of the outstanding loan balances.

Asset fair value measurements using significant unobservable inputs (Level 3)
Participant Loans
Beginning balance, January 1, 2008	$1,317,327
Purchases, sales, issuances, and settlements	147,596
Ending balance, December 31, 2008	$1,464,923

1.

RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by the Fifth Third Bank. Fifth Third Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2008 and 2007, the Plan held 301,109 and 211,663 shares, respectively, of common stock of Cincinnati Financial Corporation, the sponsoring employer, with a cost basis of $10,117,012 and $7,627,811, respectively. During the years ended December 31, 2008 and 2007, the Plan recorded dividend income of Cincinnati Financial Corporation of $369,041 and $297,559, respectively.

2.

PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA.

3.

FEDERAL INCOME TAX STATUS

The Company believes the Plan is currently designed and operated as a tax-qualified plan in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.  While the Plan, as amended, has not received a determination letter from the Internal Revenue Service, it is currently in the process of applying for a determination letter.

4.

RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

2008

Net assets available for benefits per the financial statements	$ 81,951,136
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	310,395

Net assets available for benefits per the Form 5500	$ 81,640,741

2008

Net increase in net assets available for benefits per the financial statements	$ 9,462,635
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	310,395

Net increase in net assets available for benefits per the Form 5500	$ 9,152,240

******

SUPPLEMENTAL SCHEDULE

	CINCINNATI FINANCIAL CORPORATION
	TAX-QUALIFIED SAVINGS PLAN

	FORM 5500, SCHEDULE H PART IV, LINE 4i--
	SCHEDULE OF ASSETS (HELD AT END OF YEAR)
	DECEMBER 31, 2008

	Identity of Issuer	Description of Investment	Fair Value

*	Fifth Third Funds	Fifth Third Bond INSTL	$ 3,776,916
*	Fifth Third Funds	Fifth Third Stable Value Fund (C)	6,978,864
*	Fifth Third Funds	Fifth Third Equity Index INSTL	1,972,446
*	Fifth Third Funds	Fifth Third LifeModel Aggressive INSTL	336,751
*	Fifth Third Funds	Fifth Third LifeModel Conservative INSTL	152,343
*	Fifth Third Funds	Fifth Third LifeModel Mod Agg INSTL	2,584,555
*	Fifth Third Funds	Fifth Third LifeModel Mod Cons INSTL	685,078
*	Fifth Third Funds	Fifth Third LifeModel Moderate INSTL	6,747,577
	Artisan	International Fund	3,512,494
	Dodge & Cox	Dodge & Cox Stock Fund	8,650,550
	Dodge & Cox	Dodge & Cox International Stock Fund - A	3,981,991
	Dreyfus	Small Cap Stock Index Fund	1,209,537
	Goldman Sachs	Core Fixed - Inc INSTL	2,859,496
	Goldman Sachs	Mid Value Fund - A	1,698,169
	Federated	Mid Cap Index Fund - A	1,442,726
	Royce	Premier Fund	4,186,661
	Touchstone	Mid Cap Growth Fund - A	6,315,361
	T. Rowe Price	New Horizon Fund	463,806
	T. Rowe Price	Growth Stock Fund	7,784,965
	T. Rowe Price	Equity Income Fund	519,648
	Allianz	Small Cap Value Fund	3,670,208
	American Funds	Growth Fund of America R3	1,241,418
	Davis New York	Davis New York Venture Fund - A	496,437
*	Cincinnati Financial Corporation	Common stock and money market funds	8,790,388
*	Participant Loans**		1,464,923
			$ 81,523,308

*	Party-in-interest
**	The interest rates on these loans range from 5.00% to 9.25%, with maturity dates through May 2038.
	Cost information is not required for participant-directed investments and, therefore, is not included.